

BofI Holding, Inc.

Investor Presentation

Greg Garrabrants

President and Chief Executive Officer

Raymond James IIC
March 2015

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2014. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Q2 Fiscal 2015 Financial Highlights

Q2 2015 vs. Q2 2014	Amount ($MM or %)	Increase (%)
Asset growth	$1,626.4	45.6%
Deposit growth	$1,602.3	66.7%
Loan portfolio growth	$1,526.3	55.0%
Loan portfolio origination growth	$205.5	34.4%
Non-performing assets to total assets	69 bps	20 bps
Net Income	$19.4	47.3%
Diluted EPS	$1.26	38.5%

Return on Equity: 19.08%

Return on Assets: 1.53%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	BofI Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	-0.01

1 BofI Holding, Inc. (BOFI) CA 167.418 3,568.3 1.54 17.79 15.36 40.70 0.63 0.03

#1

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	40.69	0.63	0.03
4											
5											
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	[illegible]	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	[illegible]
5											
6											
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

Source: SNL Financial

...and is also a Top Performer among the Broader Universe of all Public Banks and Thrifts

2014 rank	2013 rank		Total assets ($000)	2013 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	79	Central Pacific Financial Corp., Honolulu, HI	$4,741,198	27.7	3.73	28.96	21.6	74.39	2.47
2	N/A	Palmetto Bancshares, Inc., Greenville, SC	$1,090,229	26.06	2.53	26.36	15.5	77.24	5.45
3	N/A	First National Community Bancorp, Inc., Dunmore, PA	$1,003,808	18.72	0.67	17.8	11.6	101.74	0.99
4	4	BofI Holding, Inc., San Diego, CA	$3,568,299	17.97	1.6	20.28	15.7	41.12	0.64
5	29	Southside Bancshares, Inc., Tyler, TX	$3,445,663	16.5	1.22	19.59	21.7	63.62	0.89
6	6	Bank of the Ozarks, Inc., Little Rock, AR	$4,787,068	15.5	2.04	26.64	17.1	47.71	0.26
7	63	Western Alliance Bancorporation, Phoenix, AZ	$9,307,095	14.34	1.35	2.79	12.4	55.6	2.45
8	16	First Financial Bankshares, Inc., Abilene, TX	$5,222,208	13.75	1.64	26.42	17	52.2	1.05
9	11	Hingham Institution for Savings, Hingham, MA	$1,356,441	13.63	1.06	4.14	13.8	43.26	0.55
10	23	Alerus Financial Corporation, Grand Forks, ND	$1,380,733	13.58	1.54	63.97	14.3	74.03	0.57

Source: ABA Banking Journal, May 2014
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all Banks. The 12% G&A ranking means that only 12% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.65%	0.78%	93%
Return on equity	19.00%	6.79%	95%
G&A	1.39%	2.69%	12%
Efficiency ratio	30.99%	68.76%	2%

Source: Uniform Bank Performance Report (UBPR) as of 9/30/14
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 9/30/14

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	4.02	3.58
Salaries and benefits	0.71	1.47
Premises and equipment	0.12	0.35
Other non-interest expense	0.53	1.24
Total non-interest expense	**1.36**	**3.06**
Core business margin	**2.66**	**0.52**

1. BofI Federal Bank only for the three months ended 9/30/14 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 9/30/14. Total of 463 institutions $1-$10 billion

Corporate Profile and Vision

BOFI FEDERAL BANK

BOFI Advisor — Where Financial Opportunities Begin

ufb direct.

Bank of Internet USA — America's Oldest and Most Trusted Internet Bank

netbank

bank X

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $5.2 billion asset savings and loan holding company[1]
- 14-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 430 employees ($12.1 million in assets per employee)[1]
- Market Capitalization of $1.27 billion[2]

1. As of 12/31/14
2. As of 01/30/2015 closing price of $84.36 per share

Diversified Branchless Deposit Businesses

Deposit		Key Elements
	Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
	Distribution Partners	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
	Business banking	• Business banking with full suite of cash management services
	Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management • IOLTA accounts
	BIN sponsorship	• Prepaid program managers with focus on large national programs

BOFI HOLDING

Distribution Partners

Focus	Current Partner
Direct Marketing	Golden Key International Honour Society; Audubon; APWU; OSFA The Strategic Financial Alliance; SIGMA Financial Corporation Member FINRA/SIPC; Center Street Securities A Producers Equity Group Company; Sammons Securities Co. Member FINRA and SIPC
Retail	Costco Wholesale
Event-Based Issuance	skylight financial; Westlake Financial Services; Principal Financial Group

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base



Percent
CD's
20.3
41.2%
Savings
11.8
Checking
Money Market
26.7

Rapid Business Banking Deposit Growth



($MM)
2,400
2,100
1,800
1,500
1,200
900
600
300
0
314
467
688
1,113
1,420
1,700
2,060
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15

Note: 100% of deposits equals $4,005.4 MM as of 12/31/14

Key Areas of Growth

Key Growth Areas	Growth[1] 12/2013 - 12/2014
Checking balance	198%
MMS balance	40%
Savings balance	56%
CD balance	- 46%
Transaction account balance	132%

1. Growth is shown for core deposits

We are Building a Better Real-Time Data Engine to Drive Customer Touch-Points Based on a Wide Range of Data Sources



Inbound
Outbound
Direct Mail
EMail
Call Center
Website
Mobile app/ SMS
Direct Mail
EMail
Call Center
Website
Mobile app/ SMS

- Advanced multichannel integration
- Pervasive analytics utilizing customer data, microsegmentation and predictive modeling
- Real time interactions management for increased conversion rates
- Product offerings and pricing schemes, based on microsegments and optimized by channel

BofI's Vision for Multi-Channel Customer Service and Transactions


Voice
ATM
Email
Direct Banker
Video
Chat

- Aggressive outbound
  - segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multi-channel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions
- Mobile and Remote RDC through iPhone and Android applications

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks
- Cost structure of business and consumer accounts are significant concerns
- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)
- Ubiquity of mobile and smartphones
- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)

Internet Banking/ New Preferred Method



%
80
60
40
20
0
25
26
15
67
64
58
2008
2011
Ages 18-34
Ages 35-54
Ages 55+

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research – February 2013

Retail Customers are Willing to Switch Primary Accounts to Branchless Banks

% Willing To Switch Primary Account To Branchless Bank


%
40
30
20
10
0
39%
29%
16%
27%
average
18-34
years old
35-55
years old
55+
years old

% Of Retail Banking Customers - Transactional vs. Relationship


Advice/
relationship
29%
71%
Transactional

Source: The Digital Disruption in Banking, Accenture 2014

Customers Prefer to Become Aware of Financial Products and Services through Electronic Channels



% of customers
Email
36
Online
11
Telephone call/online chat/ video conference
6
53% electronic
In person with account specialist
15
In person with teller
11
26% in person
0
10
20
30
40

Source: Mercator Advisory Group Customer Monitor Survey Series, Banking and Channels 2013, Question 27

Splintered Value Chain with Primary Banking Service Offerings by Non-Banks Appear to be Well Accepted

Retail Bank Customers Willing To Bank With Specific Companies



Square
72%
PayPal
55%
T-Mobile (U.S. Only)
27%
Costco
29
Apple
29
Google
29
Amazon
26
AT&T Mobility (US only)
26
Sprint (US only)
26
0
10
20
30
40
50

Retail Bank Customers Willing to Bank With Alternative Providers By Age



Age
18-34
72%
35-54
55%
55+%
27%
0
20
40
60
80

Source: The Digital Disruption in Banking, Accenture 2014

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]


100
75
50
25
0
15% of transactions at branches
~85% of transactions non-branch
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas. 2. Represents the average annual change measured in 2008-2011

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 51% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions



Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.4
~4.0% CAGR
1995
2000
2005
2010
2013

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

The Rollout of Remote Deposit Capture has had an Immediate Impact – Chase Example

% of deposit transactions completed at retail branch



100
80
60
40
20
0
90
85
74
62
55
51
39 points
4Q 07
4Q 08
4Q 09
4Q 10
4Q 11
4Q 12

1. Chase data includes non-Chase ATMs
Source: Gordon Smith, "Consumer & Community Banking" 2/26/13, J.P. Morgan & Chase, SNL Financial

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



%
0.8
0.6
0.4
0.2
0.0
0.65
0.40
2002
2012

Cost Per Transaction



$
4
3
2
1
0
3.97
0.59
0.56
0.10
Branch
ATM
Online/ mobile
Call center

Source: FDIC; Baird estimates; PNC population

Branch Banks Cannot Cost-Effectively Serve Most Customers



Segment 5 ($500K+ D&I)
Segment 4 ($100-$500K D&I)
Segment 3 ($25-$100K D&I)
Segment 2 ($5K-$25K D&I)
Segment 1 (<$5K D&I)
8
19
21
20
32
12
19
23
23
23
United States
Chase
>30% of Chase households have >$100K in D&I and make up ~55% of revenue
Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Primary Business – Lending

- **Lending**
  - **Single family**
    - **Gain-on-sale Mortgage Banking**
      - Internet and affinity lead sources
      - Self-service operation
      - Low-fixed costs
    - **Wholesale Jumbo**
      - High-end portfolio lender
        - “Common Sense" underwriting
        - Q2 2015 average LTV of 62%
    - **Warehouse Lending**
      - Product provides vertical integration and strengthens mortgage banking relationships
  - **Multifamily**
    - **Retail**
    - **Wholesale**
      - High quality originators with average experience of 15+ years
      - Call center based originators
      - Highly ranked website - apartmentbank.com
      - 12-year history as portfolio bank
      - High credit quality
      - Q2 2015 average LTV of 61% and DSCR of 1.34%
  - **C&I Lending**
    - **Lender Finance**
      - Real estate and tax lien secured
      - Consumer receivable secured
      - Business loan secured
    - **ABL**
      - Lower and middle market asset-based lending
    - **Factoring**
      - Insurance company secured receivables
      - Healthcare receivables
      - Other high credit quality receivables
    - **Bank Loans**
      - Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
$2,777,325
$3,101,408
$3,532,841
$3,959,155
$4,303,661
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015

Average Loan to Value

	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Multifamily	55%	55%	55%	56%	53%
Single family	55%	56%	57%	57%	56%

Total Loan Pipeline Near Record High

Loan Pipeline – Last Four Quarters and Current



$MM
1,000
800
600
400
200
0
777
151
92
497
37
777
167
157
386
67
921
255
146
445
75
939
217
156
481
85
849
241
107
438
63
FY Q2 2014
FY Q3 2014
FY Q4 2014
FY Q1 2015
FY Q2 2015
C&I
Multifamily
Jumbo
Single Family Agency

Coordinated Banking Digital Strategy

- New digital marketing technology stack
- Enhancements to data warehouse
- Enterprise CRM implementation

- Consistent user experience across all major touch-points
- Organizational commitment to user experience

- Unique digital personas for tailored interactions
- Linked CRMs
- Unique underwriting variables



DIGITAL STRATEGY
1
Infrastructure
2
Data
3
Content
4
Business Process
5
Analytical strategy
6
Social and mobile strategy
7
User experience

- Digital app store
- Seamless mobile functionality

- Enterprise content management (e.g., web, blogs, social media)
- Workflow, BI, analytics, reporting

- Multi-dimensional analysis by geography, customer type, product, traffic source, IVRU path

- Cost efficiency, workflow
- Service orientation

Best-in-Class Asset Quality

Total Charge-Offs[1]



(%)
1
0
0.04
0.31
BofI
Banks $1-10 bn

Assets in non-accrual to total assets[1]



(%)
1
0
0.52
0.73
BofI
Bank $1-10 bn

1. As reported in FDIC SDI report at 9/30/14. Total of 463 institutions included in the $1-$10 billion group

Loan Diversity – December 31, 2014



Loan Portfolio[1]
100% = $4,373 Million
Factoring
3%
Multifamily
26%
CRE/Home Equity/Consumer and Other
1%
C&I - SF Lender Finance
7%
C&I
3%
SF - Residential
60%

1. Gross loans before premiums, discounts and allowances

H&R Block Transaction Overview

Program Management Agreement	H&R Block Bank Deposit Assumption
• Current Emerald prepaid debit card • Emerald Advance Line of Credit • Refund Transfer • $26-$28 million annual projected revenues with pre-tax profit of $19-22 million from three products • Credit Card (run-off) • Future Mortgage • IRA	• $450-550 million dollars of deposits between 11 and 15 basis points of cost – 300,000 IRA accounts – Over 3 million Emerald Card accounts • No deposit premium or purchase price
No Regulatory Approval Required	***Regulatory Approval Required***

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218 ext. 1609
Mobile: 858.245.1442
jlai@bofifederalbank.com